UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                     1-7234

                                                                 CUSIP NUMBER
                                                                  36225V 10 4

[x]Form 10-K [ ] Form 20-F [  ]  Form 11-K      [  ] Form 10-Q      Form N-SAR

         For Period Ended: December 31, 1999

         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):    9 West 57th Street

City, State and Zip Code:    New York, NY 10019

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 1999 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-K and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

            Andrea D. Kantor               212                     230-9516
           ----------------------    -------------        -------------------
                  Name                  Area Code
  Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

     GP Strategies Corporation incurred a net loss of $12,814,000 or $1.12 per share diluted for the quarter ended December 31, 1999 compared to net income of $452,000, or $.04 per share diluted, for the quarter ended December 31, 1998. Net sales for the 1999 quarter decreased to $48,857,000 from $64,733,000 in the 1998 quarter.

     For the year ended December 31, 1999, the Company reported a net loss of $22,205,000 or $1.95 per share diluted on net sales of $224,810,000 compared to a net loss for the year ended December 31, 1998 of $2,061,000 or $.19 per share diluted, on net sales of $284,682,000. Included in the 1998 net loss was a $6,225,000 loss related to the sale of the assets of Five Star Group (which took place in the third quarter of 1998), and included in 1998 net sales was net sales of $64,148,000 of the Five Star Group.

                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 30, 2000                  BY:  Scott N. Greenberg, Executive Vice
                                           President and Chief Financial Officer